May 5, 2025

Madeleine Joy Mateo & Susan Block

Office of Finance

Division of Corporation Finance

Re:	Compound Real Estate Bonds, Inc.

Post-Qualification Amendment

to Offering Statement on Form 1-A

Filed April 11, 2025

File No. 024-11848

Ms. Mateo & Ms. Block:

Please see below for responses to the Division’s letter dated May 2, 2025 regarding the above captioned matter. All questions have been addressed in the Company’s Amended 1-A, filed May 5, 2025 (“APOC”), as further herein detailed.

Seventh Amended Preliminary Offering Circular dated April 11, 2025

General

1.	We note your response to prior comment 3. While we do not have any further comments at this time regarding your response, please understand that our decision not to issue additional comments on this topic should not be interpreted to mean that we either agree or disagree with your analysis with respect to this matter. Finally, we note that Rule 12g5-1(a)(7) of the Exchange Act only applies to securities issued in a Tier 2 offering pursuant to Regulation A.

The Company understands that the SEC Staff takes no position on these points, and that the Rule 12g5-1(a)(7) exclusion only applies to securities issued in a Tier 2 offering pursuant to Regulation A.

Risks Related to Our Company, page 10

2.	We note your response to our prior comment 3 in your letter dated March 21, 2025. Please clarify by quantifying the number of bonds initially issued at 8.5% APY starting in April 2024. Because you had not updated your offering statement to reflect the interest rate on the bonds issued in April 2024 onward, those offerings do not appear to have been offered pursuant to Regulation A. As such, please specifically address the risks related to the bonds offered starting in April 2024, before the pending post qualification amendment is qualified, including Section 5 liability.

The Company has issued 2,373,916 Compound Bonds since the day it raised interest rates on Compound bonds to 8.5%. The Company has expanded the risk factor now entitled “We have potential liability arising out of a possible violation of Section 5 of the Securities Act in connection with continuing our Regulation A offering of Compound Bonds (a) after filing post-qualification amendments to this Form 1-A but without waiting for those amendments to be qualified and (b) after increasing the interest rate payable on Bonds to 8.5% APY effective April 2024” on page 15 – 16 of the APOC to include a specific discussion of potential Section 5 liability related to these bonds.

We appreciate your time and attention in this matter.

Sincerely,

/s/ Dodson Robinette PLLC